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02019872

A+ 3/14/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32508

MAR 07

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Johnson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Greentree Office Plaza 40 Lloyd Avenue Suite 102
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Johnson, Jr. (610) 644-6616
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rimmer & Company
(Name — *if individual, state last, first, middle name*)

117 Gayley Street	Media	PA	19063
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/26

JOHNSON SECURITIES, INC.

CONTENTS

Supplementary Information

OATH OR AFFIRMATION

I, John C. Johnson, Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of Johnson Securities, Inc. as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has a proprietary interest in any account classified solely as that of a customer.

Sworn to before me on the 4th day of February, 2002

John C Johnson Jr

Signature

President

Title

Notary Public, State of Pennsylvania

Commission expires November 15, 2003

Edward W Lunney

Notary Public

RIMMER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

(610) 565-3070

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063
TELEFAX (610) 565-7580

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Johnson Securities, Inc.

We have audited the accompanying statement of financial condition of Johnson Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Johnson Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included herein as supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required

by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rimmer & Company

January 30, 2002
Media, Pennsylvania

JOHNSON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash	$ 11,840
Commissions receivable	5,006
Marketable securities, at market value	7,145
Total Current Assets	23,991
NON-MARKETABLE SECURITIES, at cost	59,000
TOTAL ASSETS	$ 82,991

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES:	
Commissions payable (Johnson)	$ 3,794
Management fees payable (Johnson)	304
Corporate income taxes	2,771
Deferred income taxes	350
Total Current Liabilities	7,219
SHAREHOLDER'S EQUITY:	
Common stock, authorized 5,000 shares $1 par value, 1,000 shares issued and outstanding	1,000
Capital in excess of par value	7,900
Retained earnings	65,736
Accumulated other comprehensive income:	
Unrealized gains on securities, net of deferred taxes of $350	1,136
Total Shareholder's Equity	75,772
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 82,991

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:	
Commissions earned	$ 113,968
Interest income	1,734
	115,702
EXPENSES:	
Commissions	85,476
Management fees	6,838
Operating expenses	31,444
	123,758
LOSS BEFORE INCOME TAX PROVISION (BENEFIT)	(8,056)
INCOME TAX PROVISION (BENEFIT)	
Current	2,771
Deferred benefit	(5,050)
	(2,279)
NET LOSS	$ (5,777)

See Accompanying Notes

JOHNSON SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common stock, $1 par value, 5,000 authorized, 1,000 shares issued	Capital in excess of par
BALANCE, JANUARY 1, 2001	$1,000	$7,900
COMPREHENSIVE INCOME (LOSS)		
Net loss		
Other comprehensive income, net of tax:		
Unrealized holding gains on securities arising during the year, net of deferred income taxes of $700		
TOTAL COMPREHENSIVE INCOME (LOSS)		
BALANCE, DECEMBER 31, 2001	$1,000	$7,900

See Accompanying Notes

Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholder's Equity
$71,513	$(1,121)	$79,292
(5,777)		(5,777)
	2,257	2,257
		(3,520)
$65,736	$ 1,136	$75,772

JOHNSON SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Commissions received	$ 191,859
Interest received	1,734
Commissions paid	(143,855)
Operating expenses paid	(37,278)
Income taxes paid	(6,830)
Net Cash Provided by Operating Activities	5,630
NET INCREASE IN CASH	5,630
CASH AT BEGINNING OF YEAR	6,210
CASH AT END OF YEAR	$ 11,840

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:

Net Loss	$ (5,777)
Adjustment to reconcile net loss to net cash provided by operating activities:	
Deferred income tax benefit	(5,050)
Change in current assets and liabilities:	
Decrease in commissions receivable	77,891
Decrease in prepaid rent	700
Decrease in income taxes payable	(4,059)
Decrease in commissions payable	(58,379)
Increase in accrued management fee	304
Net Cash Provided by Operating Activities	$ 5,630

See Accompanying Notes

JOHNSON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Entity and Nature of Operations

Johnson Securities, Inc. (the Company), located in Malvern, Pennsylvania, was incorporated May 14, 1984 and commenced operations on December 18, 1984 when it became a registered broker/dealer. The Company is the broker for customers who purchase and sell investment company shares.

Marketable Securities

The company classifies marketable securities as available for sale. Available for sale securities are valued at fair value. Net unrealized holding gains and losses are reported as a separate component of stockholder's equity, accumulated other comprehensive income (loss). Realized gains and losses are reported in statement of operations and are determined using the first in, first out method.

Expenses

The Company pays all direct office expenses of its operations and shares office space and clerical staff with John C. Johnson, Jr., Inc.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences arise because the Company prepares its tax returns using the cash method of accounting, which is different than accrual method of accounting used in the preparation of its financial statements. The deferred tax assets and liabilities represent the future tax return consequences of the differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 MARKETABLE SECURITIES

Marketable securities consist of common stocks that are available for sale. Cost and fair value at December 31, 2001 are as follows:

Cost	$ 5,659
Gross unrealized gains	1,486
Fair value	$ 7,145

NOTE 3 NON-MARKETABLE SECURITIES

Non-marketable securities consist of common stock and warrants of The Nasdaq Stock Market, Inc., a non-publicly traded company. These securities are valued at cost.

NOTE 4 INCOME TAXES

The Company's deferred tax assets and deferred tax liabilities at December 31, 2001 are as follows:

NOTE 4 INCOME TAXES - Continued

Deferred tax assets	$ 1,000
Deferred tax liabilities	(1,350)
Net deferred tax liability	$ (350)

The components of the income tax provision (benefit) recognized in the statement of operations are as follows:

	Current	Deferred Benefit	Total
Federal	$1,523	$(3,000)	$(1,477)
State	1,248	(2,050)	(802)
	$2,771	$(5,050)	$(2,279)

NOTE 5 RELATED PARTY TRANSACTIONS

The Company has a sales agreement with its sole stockholder (Johnson) whereby the Company pays John C. Johnson, Jr., Inc. 75% of all commissions generated by Johnson. John C. Johnson, Jr., Inc. is also controlled by Johnson. As part of the agreement, Johnson has agreed that his commission is payable solely from the proceeds of the receivables and waives his right to payment until the Company is in receipt of the commission. In 2001, the Company recognized commission expense to Johnson in the amount of $85,476.

In addition, the Company pays John C. Johnson, Jr. a management fee based on 6% of commission income. John C. Johnson, Jr. waives his right to the management fee from the Company if the existence of such right would cause the Company's amount of net capital to fall below the level required pursuant to Rule 15c3-1 of the Securities and Exchange Commission. In 2001, the Company incurred management fees to Johnson in the amount of $6,838.

NOTE 5 RELATED PARTY TRANSACTIONS - Continued

As described in Note 1, the Company has entered into an informal arrangement with John C. Johnson, Jr., Inc. to share the offices and employees of John C. Johnson, Inc. In 2001, the Company paid $23,127 to reimburse John C. Johnson, Jr., Inc. for a portion of the overhead, including $8,400 for rent expense.

NOTE 6 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Essentially, net capital is defined as shareholder's equity plus subordinated liabilities less certain deductions for assets that are not readily convertible into cash.

The Company's ratio of aggregate indebtedness to net capital, as defined, at December 31, 2001 was .46 to 1.

At December 31, 2001, the Company had net capital, as defined, of $15,700 and excess net capital of $10,700.

NOTE 7 EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

SUPPLEMENTARY INFORMATION

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2001

Line*	Computation of Net Capital	
1	Total ownership equity from Statement of Financial Condition	$ 75,772
5	Total capital and allowable subordinated liabilities	75,772
6	Deductions and/or charges: A. Total nonallowable assets: - Non-marketable securities	59,000
8	Net capital before haircuts on securities positions	16,772
9	Haircuts on securities	1,072
10	Net capital	$ 15,700
	Computation of Net Capital Requirement	
11	Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 481
12	Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
13	Net capital requirement	$ 5,000
14	Excess net capital	$ 10,700
15	Excess net capital at 1,000%	$ 14,978
	Computation of Aggregate Indebtedness	
16	Total A.I. liabilities from Statement of Financial Condition	$ 7,219
19	Total aggregate indebtedness	$ 7,219
20	Percentage of aggregate indebtedness to net capital	46%

*Line references are to FOCUS report, Part 11A

JOHNSON SECURITIES, INC.
SECURITIES AND EXCHANGE COMMISSION SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2001

Statement Pursuant to Paragraph (d) (2) of Rule 17a-5

There are no liabilities subordinated to claim of general creditors.

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Johnson Securities, Inc. and included in the Company's unaudited FOCUS report, Part 11A filed as of the same date.

Statement Pursuant to Exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

The company operates pursuant to SEC Rule 15c3-3(K)(1) limiting business to the distribution of mutual funds and variable life insurance or annuities and therefore, is exempt from the computation for determination of reserve requirements pursuant to SEC Rule 15c3-3.

RIMMER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

(610) 565-3070

117 GAYLEY STREET
MEDIA, PENNSYLVANIA 19063
TELEFAX (610) 565-7580

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Johnson Securities, Inc.

In planning and performing our audit of the financial statements of Johnson Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rimmer & Company

January 30, 2002
Media, Pennsylvania